Mail Stop 0308

April 5, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. John J. Sherman
President, Chief Executive Officer
Inergy Holdings, LLC
Two Brush Creek Boulevard, Suite 200
Kansas City, MO 64112


			Re:	Inergy Holdings, LLC
				Amendment No. 1 to Registration Statement on
Form
S-1
				File No. 333-122466
      Filed March 14, 2005

				Inergy, L.P.
      Registration Statement on Form S-4
				File No. 333-123399
				Filed March 17, 2005

				Inergy, L.P.
      Form 10-K for the fiscal year ended September 30, 2004
				File No. 000-32453
				Filed December 7, 2004


Dear Mr. Sherman:

      	We have reviewed your filings and have the following comments. Please be aware that we performed only a limited review of
Inergy, L.P.`s Form S-4 and Form 10-K to ensure compliance with applicable comments with respect to Inergy Holdings, LLC`s registration statement.

        Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      *	*	*	*	*	*	*	*	*	*	*

      Inergy Holdings, LLC

      Form S-1
1. We still are considering your response to our prior comment 1.

Capitalization, page 35
2. Please supplementally provide a reconciliation of the total cash per the pro forma balance sheet columns labeled "Inergy Holdings, LLC
Pro Forma" and "Inergy Holdings, L.P. As Adjusted" disclosed on page
F-4 to the total cash per the capitalization table in the columns labeled "As Adjusted" and "As Further Adjusted."

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Sources of Capital, page 56
3. The paragraph preceding your contractual obligations table indicates that the information is as of December 31, 2004. Item 303(a)(5) of Regulation S-K requires that the contractual obligations table reflect obligations as of the most recent fiscal year-end date.
Please revise your filing to provide a table as of September 30, 2004. The narrative following the table should discuss any significant changes in contractual obligations occurring subsequent to September 30, 2004.

Inergy Holdings, LLC and Subsidiaries September 20, 2004
Consolidated
Financial Statements

Report of Independent Registered Public Accounting Firm, page F-23
4. It appears that the scope paragraph to the audit report has been revised to include the suggested language from AU Section 9508.17. To further clarify this matter, please revise to also include the following sentence from AU 9508.18 "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting." prior the suggested language from
AU Section 9508.17.
5. We understand that the auditor`s opinion has been modified to include a legend to indicate the form of opinion that will be issued upon the completion of the conversion to a limited partnership. Please ensure that the draft report is removed and a signed report included prior to the registration statement being declared effective. A similar comment applies for the consent of independent registered public accounting firm.

Notes to Consolidated Financial Statements

Note 1. Accounting Policies

Conversion Transaction, page F-29
6. Please revise your disclosure to provide a reconciliation of pro forma unaudited net income per limited partner unit consistent with the requirements of paragraph 40 of SFAS 128. Please clarify how the
$45 million excess distribution in 2004 was reflected in the per unit calculation.

Note 12. Segments, page F-48
7. Please supplementally explain why the propane revenues totals per
Note 12 agree to the statements of income for the fiscal years ended
2002 and 2003 however the propane revenues total per Note 12 does not agree to the statements of income for the fiscal year 2004. Please also consider your December 31, 2004 interim financial statements and notes thereto in your response as the propane revenues do not agree.

Inergy Holdings, LLC and Subsidiaries December 31, 2004
Consolidated
Interim Financial Statements

Notes to Consolidated Financial Statements

Note 3. Long-Term Debt, page F-18
8. On November 5, 2004, you declared a distribution to members, and in lieu of cash, distributed promissory notes to members in the aggregate amount of $15.0 million. On pages 57 and 97 you indicate that the promissory notes were issued in order to reduce the strike price of equity options that were held by key members of management enabling these officers to more readily exercise their options. All of these options were subsequently exercised during October and November 2004. No cash was contributed to you in exchange for their issuance. Given the fact that no cash was contributed to you in exchange for the option issuance we are assuming that the issuance of the promissory notes effectively converted the strike price of the equity options to $0. Please tell us how you accounted for the option exercise. Also, it is unclear to us why the company reflected the issuance of the promissory notes as a distribution of members` equity. Please advise. Tell us what consideration, if any, was given to accounting for the issuance of the promissory notes as a modification to the exercise price of the stock options requiring variable plan accounting under FIN 44 from the date of modification to the date of exercise. Please revise your filing, to the extent necessary, to better explain these transactions.

Item 15. Recent Sales of Unregistered Securities, page II-I
9. Please provide us the following information regarding each issuance of unregistered securities from November 2004 to the most recent practicable date. Tell us the date of each issuance, the security issued, the fair value of an underlying security on each issuance date, how you determined the fair value on each date, and the amount of any compensation expense, interest expense, or other charges recorded in your financial statements associated with each equity issuance. If any amounts are being amortized rather than expensed immediately, also tell us how you determined the amortization period. You should demonstrate fair value with arms length sales at the date closest to issuance, if applicable. You may also provide any independent appraisals. If applicable, please describe any intervening events which occurred between the sale date and the date you filed your registration statement that significantly increased the fair value of your securities. Please provide us with the first date you began discussions with any underwriter in which possible ranges of company value were discussed. Please provide us those ranges and the related dates. Finally, please reconcile the amounts of compensation expense and other expenses recorded in your financial statements to the analysis you provide us. We may have further comments after we review your response.

Appendix B, Estimated Available Cash From Operating Surplus, page
B-1
10. Please supplementally provide us with a schedule supporting your disclosed interest expense of $176,000 for the three months ended March 31, 2005 and annualized interest expense of $703,000.

Inergy, L.P.
General
11. Please amend the Form S-4 and the Form 10-K of Inergy, L.P. for the fiscal year ended September 30, 2004 and subsequent periodic reports, to the extent necessary, to reflect the substantive revisions made in response to our prior comments. To the extent that you make further substantive revisions to the Form S-1 of Inergy Holdings, LLC, please consider the need to make similar revisions to the Form 10-K of Inergy, LP for consistency.


	*	*	*	*	*	*	*	*	*	*	*

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filings effective, it does not foreclose the
Commission from taking any action with respect to the filings;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Adam Phippen, Accountant at (202) 824-5649 or in
his absence, George Ohsiek, Accounting Branch Chief at (202) 942-
2905
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Scott Anderegg, Attorney at
(202) 942-2868, David Mittleman, Legal Branch Chief at (202) 942-
1921
or me at (202) 942-1900 with any other questions.



      Sincerely,



      H. Christopher Owings
      Assistant Director




cc:	David P. Oelman
	Vinson & Elkins, LLP
	VIA FAX

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Mr. John J. Sherman
Inergy Holdings, LLC
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